Exhibit 99.4

Exhibit 99.4

Ontario Securities Commission

FORM 13-502F1

CLASS 1 and CLASS 3B REPORTING ISSUERS - PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Amanda Willett ,

an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) *"Amanda Willett"* March 12, 2026

Name: Amanda Willett Date

Title: Vice President Legal & Corporate Secretary

Reporting Issuer Name: **Denison Mines Corp.**

End date of previous financial year: **December 31, 2025**

Type of Reporting Issuer: ◉ Class 1 reporting issuer ○ Class 3B reporting issuer

Highest Trading Marketplace: **Toronto Stock Exchange**

(refer to the definition of "highest trading marketplace" under OSC Rule 13-502 Fees)

Market value of listed or quoted securities:

(in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 Fees)

Equity Symbol **DML**

1st Specified Trading Period (dd/mm/yy)

(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*) **1/1/2025** to **3/31/2025**

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace **$1.880** (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period **896,207,766** (ii)

Market value of class or series (i) x (ii) = $1,684,870,600.08 (A)

2nd Specified Trading Period (dd/mm/yy)

(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*) **4/1/2025** to **6/30/2025**

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace **$2.490** (iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period **896,422,542** (iv)

Market value of class or series (iii) x (iv) = $2,232,092,129.58 (B)

3rd Specified Trading Period (dd/mm/yy)

(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*) **7/1/2025** to **9/30/2025**

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace **$3.830** (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period **897,186,541** (vi)

Market value of class or series (v) x (vi) = $3,436,224,452.03 (C)

<u>4th Specified Trading Period</u> (dd/mm/yy)
(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*) **10/1/2025** to **12/31/2025**

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace **$3.640** (vii)

0.7

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period **901,610,950** (viii)

Market value of class or series (vii) x (viii) = $3,281,863,858.00 (D)

<u>5th Specified Trading Period</u> (dd/mm/yy)
(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*) **n/a** to

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period (x)

Market value of class or series (ix) x (x) = $0.00 (E)

<u>Average Market Value of Class or Series</u>
(Calculate the simple average of the market value of the class or (series of security for each applicable specified trading period (i.e. A through E above)) **$2,658,762,759.92** **(1)**

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

<u>Fair value of outstanding debt securities:</u>
(See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c) (of OSC Rule 13-502 Fees) **$614,184,500.00** **(2)**

(Provide details of how value was determined)
Value determined based on Bloomberg reporting for the convertible debenture pricing

Capitalization for the previous financial year (1) + (2) $3,272,947,259.92

Participation Fee
(**For Class 1** reporting issuers, from Appendix A of OSC Rule 13-502 Fees, select the participation fee) **$59,350**

(**For Class 3B** reporting issuers, from Appendix A.1 of OSC Rule 13-502 Fees, select the participation fee) **$0**

Late Fee, if applicable
(As determined under section 2.7 of OSC Rule 13-502 *Fees*) **$0.00**

Total Fee Payable
(Participation Fee plus Late Fee) **$59,350.00**